Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock Par Value $0.0001 Per Share
(Class of Securities)

42365Q103
(CUSIP Number)

Grupo MVS Capital, S. de R.L. de C.V.

Sierra Gorda 505, Lomas de Chapultepec VIII Secc, Miguel Hidalgo, 11000, CDMX, México

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

1	NAMES OF REPORTING PERSONS
Cinema Aeropuerto, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Grupo MVS, S.A.P.I. de C.V. (formerly UTRERA, S.A.P.I. de C.V. and Grupo Frecuencia Modulada Televisión, S.A. de C.V.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Grupo MVS Capital, S. de R.L. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,725,654(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,725,654(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,725,654(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
These shares of Class A Common Stock are comprised of 2,725,654 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A Common Stock.

1	NAMES OF REPORTING PERSONS
SANTANDER Trust Agreement Number 2003914

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,725,654(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,725,654(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,725,654(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

The statement (the “Statement”) on Schedule 13D filed (1) by (i) Cinema Aeropuerto, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Cinema Aeropuerto”), (ii) Grupo MVS, S.A.P.I. de C.V. (formerly known as UTRERA, S.A.P.I. de C.V., a Mexican Sociedad Anonima Promotora de Inversion de Capital Variable (variable capital corporation) and Grupo Frecuencia Modulada Televisión, S.A. de C.V. (“MVS SAPI”)) and (iii) GRUPO MVS CAPITAL, S. DE R.L. DE C.V.a Mexican Sociedad de Responsabilidad Limitada de Capital Variable (limited liability company) (“Grupo MVS”) on April 15, 2013 and December 16, 2014, (2) by (i) Cinema Aeropuerto, (ii) MVS SAPI, (iii) Grupo MVS and (iv) HSBC Trust Agreement Number 61549 (“HSBC”) on July 28, 2016 and October 26, 2016, and (3) by (i) Cinema Aeropuerto, (ii) MVS SAPI, (iii) Grupo MVS, (iv) HSBC and (v) SANTANDER Trust Agreement Number 2003914 (the “Trust”) on March 23, 2018  and (4) by ) Cinema Aeropuerto, (ii) MVS SAPI, (iii) Grupo MVS and the Trust on  April 6, 2018 is hereby amended.

The following constitutes Amendment No. 6 to the Statement and is filed by Cinema Aeropuerto, MVS SAPI, Grupo MVS and the Trust (together, the “Reporting Persons”.) Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Other than pursuant to the internal restructuring described in the following sentence, no shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) or other capital stock of the Issuer have been acquired or disposed of by the Reporting Persons since the filing of Amendment No. 5. This Amendment No. 6 is being filed solely to disclose that, following consummation of an internal restructuring, Cinema Aeropuerto and MVS SAPI will merge with and into Grupo MVS and Grupo MVS will own the shares of Class A Common Stock previously held by Cinema Aeropuerto. Cinema Aeropuerto and MVS SAPI will cease reporting with respect to ownership of shares of the Issuer.

Item 2.	Identity and Background

(a)	This statement is being filed by the Reporting Persons.

(b)
The address of Cinema Aeropuerto, MVS SAPI, and Grupo MVS is Sierra Gorda 505, Lomas de Chapultepec VIII Secc, Miguel Hidalgo, 11000, CDMX, Mexico The address of the Trust is Vasco de Quiroga # 3900, Torre B, Piso 2, Lomas de Santa Fe.

The principal business of Grupo MVS is to acquire and operate radio, television and publishing businesses, and to provide satellite, distribution and licensing services to such businesses. Following consummation of the internal restructuring, the Trust, directly and indirectly, will own a 99.71% interest in Grupo MVS. The Trust is organized under the laws of Mexico for the benefit of descendants of José Joaquín Vargas Gómez.

(c)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(d)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Reporting Persons are organized under the laws of Mexico.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information.

Following consummation of an internal restructuring, Cinema Aeropuerto and MVS SAPI will merge with and into Grupo MVS and Grupo MVS will own the shares of Class A Common Stock previously held by Cinema Aeropuerto. Cinema Aeropuerto and MVS SAPI will cease reporting with respect to ownership of shares of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	Following consummation of the internal restructuring,

(i)	Cinema Aeropuerto will merge with and into Grupo MVS, will cease to exist and will no longer own any shares of Class B or Class A Stock of the Issuer.

(ii)
MVS SAPI will merge with and into Grupo MVS, will cease to exist and will no longer own a controlling interest in Cinema Aeropuerto and may no longer be deemed to beneficially own the shares of Class A Common Stock previously held by Cinema Aeropuerto.

(iii)	Grupo MVS, as the surviving entity, will hold the shares of Class A Common Stock previously held by Cinema Aeropuerto.

(iv)	The Trust, as the owner of Grupo MVS, may be deemed to beneficially own the shares of Class A Common Stock held by Grupo MVS.

The above percentages are based on the 20,241,173 shares of Class A Common Stock reported as outstanding on the Issuer’s Form 10-Q filed on August 10, 2020.

(b)	The Trust have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,725,654 shares of Common Stock owned by Grupo MVS.

(c)	The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 11, 2020.

Cinema Aeropuerto, S.A. de C.V.

	By:	/s/ Joaquin Vargas Guajardo

	Name:	Joaquin Vargas Guajardo

	Title:	Attorney-in-fact

Grupo MVS, S.A.P.I. de C.V. (formerly UTRERA, S.A.P.I. de C.V. and Grupo Frecuencia Modulada Televisión, S.A. de C.V.)

	By:	/s/ Joaquin Vargas Guajardo

	Name:	Joaquin Vargas Guajardo

	Title:	Attorney-in-fact

Grupo MVS Capital, S. de R.L. de C.V.

	By:	/s/ Joaquin Vargas Guajardo

	Name:	Joaquin Vargas Guajardo

	Title:	Attorney-in-fact

SANTANDER Trust Agreement Number 2003914

	By:	BANCO SANTANDER (MEXICO), S.A. as Trustee

	By:	/s/ Jose Antonio Abad Garcia

	Name:	Jose Antonio Abad Garcia

	Title:	Legal Representative